# City e-Solutions Limited

ces.

2803 Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong
Tel: 2922-8228 Fax: 2501-0729

28 June 2007

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A

***Your Reference: File No. 82-3667***



Dear Sir,

We are pleased to enclose the following document for your attention:

1) City e-Solutions Limited – Announcement
Notification Major Transaction, Resumption and Price Sensitive Information

2) City e-Solutions Limited – Circular
Discloseable Transaction Mindchamps Joint Venture Transaction

If you have any queries, please contact Mr. Lawrence Yip of our office at (852) 2922-8228.



Yours faithfully,

Lawrence Yip
Executive Director

7/13

Enc.

Hong Kong Standard. Wednesday

27-6-2007

Your ref : File No: 82-3661

ces.

# City e-Solutions Limited

*(Incorporated in the Cayman Islands with limited liability)*

**(Stock Code: 557)**

## NOTIFICATION
## MAJOR TRANSACTION,
## RESUMPTION
## AND
## PRICE SENSITIVE INFORMATION

**Formation of Joint Venture Company - Tune Hospitality Investments LLC**
**and**
**Resumption of share trading**

An announcement ("**Announcement**") containing details of the major transaction ("**Major Transaction**") of City e-Solutions Limited (the "**Company**") in respect of the investment in and formation of **Tune Hospitality Investments LLC** as a joint venture company and application for resumption ("**Resumption**") of trading in the shares of the Company on The Stock Exchange of Hong Kong Limited ("**Stock Exchange**") with effect from 9:30 a.m. on 27 June 2007 is available for viewing at the websites of the Company at *http://www.finance.thestandard.com.hk:80/en/0557cityesolutions* (for English version) or *http://www.finance.thestandard.com.hk:80/chi/0557cityesolutions* (for Chinese version) on "Announcement" page and of the Stock Exchange at *http://www.hkex.com.hk* on "Latest Company Information" page).

This notification merely serves to advise investors of the Major Transaction and the Resumption and the publication of the Announcement on the above websites of the Company and of the Stock Exchange. Investors should refer to the Announcement for details of the Major Transaction and the Resumption.

**This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.**

The Announcement is available for inspection by the public at the principal place of business of the Company at Room 2803, 28th Floor, Great Eagle Centre, No. 23 Harbour Road, Wanchai, Hong Kong at no charge for one month from the date of the Announcement or until such date as the major transaction circular of the Company on the above transaction is issued, whichever is later, during business hours from 10:00 a.m. to 12:00 noon and from 2:30 p.m. to 5:00 p.m.; other than any Saturday, Sunday or other public holiday and any day on which tropical cyclone warning signal no. 8 or above is hoisted or black rainstorm warning is issued within such period. Photocopy of the Announcement is also available at a charge of HK$1.00 per sheet of A4 size.

By order of the Board
**Kwek Leng Beng**
*Chairman and Managing Director*

Hong Kong, 26 June 2007

Your Ref: File No.: 82-3667

**THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

**If you are in any doubt** as to any aspect about this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold or transferred** all your shares in **City e-Solutions Limited**, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



ces.

SUPPL

# City e-Solutions Limited

*(Incorporated in the Cayman Islands with limited liability)*

**(Stock Code: 557)**

## DISCLOSEABLE TRANSACTION

## MINDCHAMPS JOINT VENTURE TRANSACTION

A letter from the board of directors of City e-Solutions Limited is set out on pages 3 to 7 of this circular.

25 June 2007

# CONTENTS


| | Page |
|---|---|
| **Definitions** | 1 |
| **Letter from the Board** | 3 |
| **Appendix — General information** | 8 |

*In this circular, the following expressions have the meanings set opposite respectively unless the context otherwise requires:*

| | |
|---|---|
| "Accounts" | the audited accounts of the Company for the year ended 31 December 2006 |
| "associate" | has the meaning ascribed to such term in the Listing Rules |
| "CES Education" | CES Education Holdings Pte. Ltd., which is a company incorporated in Singapore and is a wholly owned subsidiary of the Company |
| "Company" | City e-Solutions Limited, a company incorporated in the Cayman Islands, whose shares are listed on the Stock Exchange |
| "Companies Law" | the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands |
| "connected person" | has the meaning ascribed to such term in the Listing Rules |
| "Directors" | the directors of the Company |
| "Group" | the Company and its subsidiaries |
| "Independent Third Party" | a party who, together with its ultimate beneficial owner(s), (to the best knowledge, information and belief of the Directors after having made all reasonable enquiry) is not a connected person of the Company and is also independent of the Company and its connected persons |
| "Latest Practicable Date" | 21 June 2007, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange |
| "MindChamps JVC" | MindChamps Holdings Pte. Ltd., a limited liability company incorporated in Singapore on 22 May 2007, the entire issued share capital of which is currently owned as to 50% and 50% by CES Education and the Original Investor |
| "MindChamps JV Agreement" | the shareholders' agreement dated 1 June 2007 between CES Education, MindChamps JVC and the Original Investor in respect of MindChamps JVC |
| "MindChamps Share" | ordinary share in the share capital of MindChamps JVC |

| | |
|---|---|
| "Original Investor" | MindChamps Pte. Ltd., a limited liability company incorporated in Singapore which is an Independent Third Party |
| "SFO" | the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) |
| "Share" | ordinary share of HK$1.00 each in the share capital of the Company |
| "Singapore" | the Republic of Singapore |
| "Shareholder(s)" | holder(s) of the issued Shares |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "Subscription" | subscription of 7,500,000 MindChamps Shares (representing 50% of the fully diluted share capital of MindChamps JVC) by CES Education at the total price of S$7.5 million (about HK$38.5 million) under the MindChamps JV Agreement |
| "substantial shareholder" | has the same meaning ascribed to such term in the Listing Rules |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong |
| "S$" | Singapore dollars, the lawful currency of Singapore |

*For the purpose of this circular, the translation of S$ into HK$ is based on the approximate exchange rate of S$1.00 = HK$5.136.*

# City e-Solutions Limited

*(Incorporated in the Cayman Islands with limited liability)*

**(Stock Code: 557)**

*Directors:*
Mr. Kwek Leng Beng *(Chairman and Managing Director)*
Mr. Vincent Yeo Wee Eng *(Chief Executive Officer)*
Mr. Kwek Leng Joo
Mr. Kwek Leng Peck
Mr. Gan Khai Choon
Mr. Wong Hong Ren*
Hon. Chan Bernard Charnwut*
Mr. Lawrence Yip Wai Lam

*Independent Directors:*
Dr. Lo Ka Shui*
Mr. Lee Jackson (also known as Li Chik Sin)*
Mr. Teoh Teik Kee*

* *Non-Executive Directors*

*Principal Office:*
Room 2803, 28th Floor
Great Eagle Centre
No. 23 Harbour Road
Wanchai
Hong Kong

*Registered Office:*
c/o Maples and Calder
Ugland House
South Church Street
P.O. Box 309GT
Grand Cayman
Cayman Islands
British West Indies

25 June 2007

*To the Shareholders*

Dear Sir or Madam,

## DISCLOSEABLE TRANSACTION

## MINDCHAMPS JOINT VENTURE TRANSACTION

### 1. INTRODUCTION

The Board announced on 1 June 2007 that the Possible Training Investment referred to in the announcement of the Company dated 28 May 2007 has materialized and in connection with it, CES Education (a wholly owned subsidiary of the Company), MindChamps JVC and the Original Investor entered into the MindChamps JV Agreement constituting a discloseable transaction for the Company under the Listing Rules. Each of CES Education and the Original Investor subscribed for 50% shareholding interest in MindChamps JVC, on fully diluted basis, at about S$7.5 million (about HK$38.5 million), totaling about S$15 million (about HK$77 million), in cash on the date of the MindChamps JV Agreement.

The said announcement of the Company made on 1 June 2007 was also made pursuant to Rule 13.09 of the Listing Rules.

The main purpose of this circular is to provide you with further particulars of the MindChamps JV Agreement and other information required under the Listing Rules.

## 2. THE MINDCHAMPS JV AGREEMENT

The material terms of the MindChamps JV Agreement are summarized below:

1. **Date**

   1 June 2007

2. **Parties**

   a. CES Education, which is a limited liability company incorporated in Singapore and is wholly owned by the Company;

   b. MindChamps JVC, which is a limited liability company incorporated in Singapore; and

   c. Original Investor, which is a limited liability company incorporated in Singapore. To best of the knowledge of the Directors after making all reasonable enquiry, its current principal business activity as at the date of this circular is holding of 50% shareholding interest in MindChamps JVC.

   MindChamps JVC and the Original Investor (including the ultimate beneficial owners of the Original Investor) are Independent Third Parties.

3. **Asset acquired and consideration**

   Prior to the MindChamps JV Agreement, MindChamps JVC has issued 1 MindChamps Share, constituting its entire issued share capital then, to the Original Investor.

   Pursuant to the MindChamps JV Agreement, CES Education and the Original Investor subscribed for 7,500,000 and 7,499,999 new MindChamps Shares, respectively. All of such MindChamps Shares were issued to and fully paid for by the parties on the same date of the MindChamps JV Agreement. Accordingly, the entire issued share capital of MindChamps JVC is currently held as to 50% and 50% by CES Education and the Original Investor, respectively.

   The subscription price paid by CES Education and the Original Investor was S$1 (about HK$5.136) per MindChamps Share, and was satisfied in cash. The aggregate subscription prices paid for their respective 50% shareholding interests in MindChamps JVC on fully diluted basis were both about S$7.5 million (about HK$38.5 million), totaling about S$15 million (about

HK$77 million). This subscription price was determined after arm's length negotiations between the parties and is equal to their respective proportionate interests (that is, 50%) attributable to the asset value of MindChamps JVC of about S$15 million (about HK$77 million) as at 30 May 2007.

The Group funded the above subscription price from its internal cash resources.

4. **Information on MindChamps JVC and its principal business**

MindChamps JVC was newly incorporated in Singapore on 22 May 2007 in anticipation of the MindChamps JV Agreement. MindChamps JVC will be principally engaged in offering "How-to-Learn" programmes, being specialized accelerated learning and building a champion's mindset programmes, to children and young people ranging from pre-school to tertiary level. It intends to establish and operate education institutions and amenities providing such accelerated learning in Singapore initially, and then expand to other overseas markets. It is a new special purpose vehicle to corporatize and hold the relevant assets (including trademarks and other intellectual property rights) for its business previously owned and developed by the Original Investor prior to their injection into the MindChamps JVC. It has not engaged in any business operation since its incorporation other than those contemplated under the MindChamps JV Agreement.

No audited accounts have been issued by MindChamps JVC since its incorporation on 22 May 2007. According to the unaudited balance sheet of MindChamps JVC made up to 30 May 2007 prepared under the Singapore generally accepted accounting principles, the unaudited asset of MindChamps JVC as at 30 May 2007 was about S$15 million (about HK$77 million), and its unaudited liability as at 30 May 2007 was S$15 million (about HK$77 million), which was due to the Original Investor arising from the injection of the assets as mentioned above and was fully settled by MindChamps JVC out of the subscription monies received in accordance with the MindChamps JV Agreement.

After the Subscription, the Group's interest in MindChamps JVC will be recognized in the accounts of the Group by using proportionate consolidation (as allowed under Hong Kong Accounting Standard 31).

5. **Funding commitments of the parties**

Under the MindChamps JV Agreement, any further funding by the MindChamps JVC on top of the above subscription monies paid by CES Education and the Original Investors would require mutual consent of both parties.

There is no capital commitment on the part of the Group under the MindChamps JV Agreement other than that which has already been satisfied under the Subscription. The Company currently does not foresee any further capital contribution commitment on the part of the Group on top of the above capital contribution. If any additional financial assistance is given by the Group to MindChamps JVC in the future, such assistance shall be subject to and comply with the relevant requirements of the Listing Rules.

6. **Board representations**

The board of directors of MindChamps JVC shall comprise 4 directors. Initially, each of CES Education and the Original Investor shall be entitled to appoint or remove 2 directors at any time. The chairman of MindChamps JVC, appointed by the Original Investor, does not have casting vote.

7. **Term**

The MindChamps JV Agreement has taken effect and will continue until termination by mutual agreement of the parties to it or upon liquidation of MindChamps JVC.

8. **Pre-emption rights and non-competition undertakings**

The MindChamps JV Agreement also provides for pre-emption rights of the existing shareholders of MindChamps JVC as to any transfer of shares in such company by any shareholder.

To further protect the interests of the shareholders of MindChamps JVC, each of CES Education and the Original Investors has also given non-competition undertakings not to engage in business similar to or in competition with that of MindChamps JVC during the term of the MindChamps JV Agreement and for a further 3 years after it ceases to hold any MindChamps Shares.

## 3. REASONS FOR, AND BENEFITS OF, THE MINDCHAMPS JV AGREEMENT

The Group's principal business includes investment holding, provision of hospitality solutions, hotel management services, reservation services, risk management services, revenue management consulting, accounting and payroll services and procurement services.

The Group has always been seeking opportunities to invest in high growth businesses. The education business has experienced very high growth potential generally given the increasing importance of the "knowledge" worker in the globalised economy in the 21st century. Parents around the world are putting more emphasis on providing their children with the best opportunities to learn and assimilate knowledge and new skills. The learning programmes of MindChamps JVC are to meet the strong demand by parents for better learning skills for their children in order that they might acquire success for life. Although initially based in Singapore, the Company believes that this business has strong potential to expand globally.

The MindChamps JVC will leverage on its intellectual property to offer programmes to help children and young people ranging from pre-school to tertiary level to gain new "How to Learn" techniques. This programme will introduce students to innovative ways of thinking, studying, processing and recalling, as well as promoting self-esteem. The programmes will not only provide learning skills but also help students develop strong motivation to learn and master their subjects in school. The education business of MindChamps JVC currently does not form part of the hospitality-related principal business of the Group.

The Directors are of the opinion that the Group's entry into this MindChamps JV Agreement will provide a good source of financial returns to the Group, as well as to provide a dynamic platform to expand in a niche market of the lucrative education business.

The Board, including the independent non-executive Directors, considers that the terms of the MindChamps JV Agreement, including the subscription price for the Subscription, are on normal commercial terms and fair and reasonable, and are also in the interests of the Company and the Shareholders as a whole.

## 4. EFFECTS ON THE EARNINGS, ASSETS AND LIABILITIES OF THE GROUP

It is expected that the future earnings of the Group will be enhanced by the profits that may be generated from the operations of MindChamps JVC.

Neither the Subscription nor the Group's entry into MindChamps JV Agreement will have any net effect on the assets or liabilities of the Group.

## 5. LISTING RULES IMPLICATIONS

As the asset and consideration ratios in respect to the Group's capital commitment under the MindChamps JV Agreement exceed 5% but are less than 25%, the MindChamps JV Agreement constitutes a discloseable transaction for the Company under Rule 14.06(2) of the Listing Rules.

## 6. ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of the Board
**Kwek Leng Beng**
*Chairman and Managing Director*

## RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

## DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, the interests of the Directors of the Company in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code"), were as follows:

**The Company**

| Name of Director | Nature of Interest | Number of Ordinary Shares of HK$1.00 each |
|---|---|---|
| Kwek Leng Beng | personal | 3,286,980 |
| Vincent Yeo Wee Eng | personal | 718,000 |
| Kwek Leng Joo | personal | 1,436,000 |
| Kwek Leng Peck | personal | 2,082,200 |
| Gan Khai Choon | personal | 1,041,100 |
| Lawrence Yip Wai Lam | personal | 520,550 |
| Wong Hong Ren | personal | 1,513,112 |
| Hon. Chan Bernard Charnwut | personal | 53,850 |

**City Developments Limited**

| Name of Director | Nature of Interest | Number of Ordinary Shares |
|---|---|---|
| Kwek Leng Beng | personal | 397,226 |
| Vincent Yeo Wee Eng | personal | 18,323 |
| Kwek Leng Joo | personal | 65,461 |
| Kwek Leng Peck | personal | 43,758 |
| Gan Khai Choon | personal | 100,000 |
| | family | 25,000 |
| Wong Hong Ren | family | 4,950 |

| Name of Director | Nature of Interest | Number of Preference Shares |
|---|---|---|
| Kwek Leng Beng | personal | 144,445 |
| Kwek Leng Joo | personal | 100,000 |
| Gan Khai Choon | personal | 49,925 |
| | family | 45,738 |

**Hong Leong Investment Holdings Pte. Ltd.**

| Name of Director | Nature of Interest | Number of Ordinary Shares |
|---|---|---|
| Kwek Leng Beng | personal | 2,320 |
| Kwek Leng Joo | personal | 1,290 |
| Kwek Leng Peck | personal | 304 |
| Gan Khai Choon | family | 247 |

**Millennium & Copthorne Hotels New Zealand Limited**

| Name of Director | Nature of Interest | Number of Ordinary Shares |
|---|---|---|
| Kwek Leng Beng | personal | 3,000,000 |
| Wong Hong Ren | personal | 2,000,000 |
| Vincent Yeo Wee Eng | personal | 500,000 |

*Note:* Millennium & Copthorne Hotels New Zealand Limited is an indirect subsidiary of Millennium & Copthorne Hotels plc, a subsidiary of City Developments Limited. City Developments Limited is the holding company of the Company. The Directors of the Company consider Hong Leong Investment Holdings Pte. Ltd. to be the Company's ultimate holding company.

(b) Pursuant to the Millennium & Copthorne Hotels Executive Share Option Scheme (the "1996 Scheme") operated by Millennium & Copthorne Hotels plc, certain Directors have outstanding options thereunder ("M&C Options") to subscribe for M&C shares for cash as follows:

| Name of Director | Part* | Date Granted | Number of M&C Options Outstanding | Exercise Price per M&C Share | Exercise Period |
|---|---|---|---|---|---|
| Vincent Yeo Wee Eng | A | 05/03/1998 | 6,509 | £4.6087 | 05/03/2001 to 04/03/2008 |
| Wong Hong Ren | B | 14/03/2001 | 69,364 | £4.3250 | 14/03/2004 to 13/03/2008 |
| | B | 15/03/2002 | 83,720 | £3.2250 | 15/03/2005 to 14/03/2009 |

(c) Pursuant to the Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme (the "2003 Scheme"), approved by shareholders of Millennium & Copthorne Hotels plc on 21 May 2002, certain Directors have outstanding options thereunder ("M&C Options") to subscribe for M&C shares for cash as follows:

| Name of Director | Part* | Date Granted | Number of M&C Options Outstanding | Exercise Price per M&C Share | Exercise Period |
|---|---|---|---|---|---|
| Vincent Yeo Wee Eng | II | 24/03/2005 | 10,581 | £3.9842 | 24/03/2008 to 23/03/2015 |
| Wong Hong Ren | II | 10/03/2003 | 124,031 | £1.9350 | 10/03/2006 to 09/03/2013 |
| | II | 16/03/2004 | 44,999 | £2.9167 | 16/03/2007 to 15/03/2014 |
| | II | 24/03/2005 | 75,297 | £3.9842 | 24/03/2008 to 23/03/2015 |

**Note:* The 1996 Scheme has two parts. Part A is designed for the approval by the UK Inland Revenue, of which approval was obtained under Schedule 9 of the Income and Corporation Taxes Act 1988 on 12 April 1996. Part B is an unapproved executive share option scheme designed for UK and non-UK executives. As with the 1996 Scheme, the 2003 Scheme provides for the grant of both approved and unapproved options.

(d) Pursuant to Millennium & Copthorne Hotels Long Term Incentive Plan (the "LTIP") approved by shareholders of Millennium & Copthorne Hotels plc on 4 May 2006, certain Directors were awarded Performance Share Award of ordinary shares of 30p each as follows:

| Name of Director | Date Awarded | Number of Performance Shares | Vesting Date |
|---|---|---|---|
| Wong Hong Ren | 01/09/2006 | 67,834 | 01/09/2009 |
| | 27/03/2007 | 44,736 | 27/03/2010 |
| Lawrence Yip Wai Lam | 01/09/2006 | 9,622 | 01/09/2009 |
| | 27/03/2007 | 5,698 | 27/03/2010 |

*Note:* Under the terms of the LTIP, M&C is permitted to make both Performance Share Awards and Deferred Share Bonus Awards to an employee (including an executive director) of M&C or its subsidiaries.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company held any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers of the Listing Rules, to be notified to the Company and the Stock Exchange.

(b) **Substantial shareholders**

As at the Latest Practicable Date, the following persons were interested in 5% or more of the issued share capital of the Company as recorded in the register required to be kept under Section 336 of the SFO:

| Name of Shareholder | Number of Shares held | *Notes* | Percentage Holding in the Company |
|---|---|---|---|
| eMpire Investments Limited | 190,523,819 | | 49.73% |
| City Developments Limited | 200,854,743 | (1) | 52.43% |
| Hong Leong Holdings Limited | 21,356,085 | | 5.57% |
| Hong Leong Investment Holdings Pte. Ltd. | 230,866,817 | (2) | 60.26% |
| Kwek Holdings Pte. Ltd. | 230,866,817 | (3) | 60.26% |
| Davos Investment Holdings Private Limited | 230,866,817 | (3) | 60.26% |
| Kwek Leng Kee | 230,866,817 | (4) | 60.26% |
| Arnhold and S Bleichroeder Advisors, LLC | 38,310,000 | | 10.00% |

| Name of Shareholder | Number of Shares held | *Notes* | Percentage Holding in the Company |
|---|---|---|---|
| Farallon Capital Management, L.L.C. | 35,232,850 | (5) | 9.20% |
| Farallon Capital Offshore Investors, Inc. | 35,232,850 | (6) | 9.20% |
| Aberdeen Asset Management Plc and its Associates (together "The AAM Group") on Behalf Of Accounts Managed by The AAM Group | 23,052,000 | (7) | 6.02% |

*Notes:*

1. Of the 200,854,743 shares beneficially owned by wholly-owned subsidiaries of City Developments Limited ("CDL") representing approximately 52.43% of the issued share capital of the Company, 190,523,819 shares are held by eMpire Investments Limited.

2. The interests of CDL and Hong Leong Holdings Limited in 200,854,743 shares and 21,356,085 shares respectively, are included in the aggregate number of shares disclosed.

3. The deemed interest of Hong Leong Investment Holdings Pte. Ltd. in 230,866,817 shares, representing approximately 60.26% of the issued share capital of the Company, is included in the aggregate number of shares disclosed.

4. Mr. Kwek Leng Kee is deemed to have an interest in the 230,866,817 shares in which Davos Investment Holdings Private Limited ("Davos") is deemed to have an interest in, by virtue of his entitlement to exercise or control the exercise of one-third or more of the voting power at general meetings of Davos.

5. Farallon Capital Management, LLC is interested in these shares in its capacity as the investment manager.

6. Farallon Capital Offshore Investors, Inc is interested in these shares in its capacity as the beneficial owner.

7. Aberdeen Asset Management Plc is interested in these shares in its capacity as the investment manager and includes shares in which wholly owned controlled corporations of Aberdeen Asset Management Plc are interested.

8. Mr. Kwek Leng Beng (Chairman and Managing Director), Mr. Kwek Leng Joo (Executive Director) and Mr. Kwek Leng Peck (Executive Director) are also directors of each of (a) City Developments Limited, (b) Hong Leong Holdings Limited, (c) Hong Leong Investment Holdings Pte. Ltd. and (d) Kwek Holdings Pte. Ltd., respectively. Mr. Yip Wai Lam, Lawrence (Executive Director) and Mr. Gan Khai Choon (Executive Director) are also directors of eMpire Investments Limited.

According to the register of interests kept by the Company under section 336 of the SFO and so far as was known to the Directors and chief executive of the Company, save as disclosed above, there were no other persons (other than the Directors or chief executive of the Company) who, as at the Latest Practicable Date, had an interest or short position in the Shares or underlying Shares which

would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or in any option in respect of such capital.

## LITIGATION

No member of the Group was engaged in any litigation, arbitration or claims of material importance and no litigation, arbitration or claims of material importance was known to the Directors to be pending or threatened by or against any member of the Group as at the Latest Practicable Date.

## SERVICE CONTRACTS

None of the Directors has any existing or proposed service contracts with the Company or any of its subsidiaries other than contracts expiring or determinable by the Group within one (1) year without payment of compensation (other than statutory compensation).

## COMPETING INTERESTS

None of the Directors or their respective associate(s) was interested in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group.

## MISCELLANEOUS

— The secretary of the Company is Ms. Yeo Siew Leng, who is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and also a Certified Practising Accountant of the CPA Australia.

— The qualified accountant of the Company is Mr. Man Mang Wo, Derek, who is a member of the Certified General Accountants Association of Canada, a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants and The Institute of Chartered Accountants in England and Wales.

— The Hong Kong branch share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited of 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

— The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

**此乃要件　請即處理**

**閣下如**對本通函任何方面或應採取之行動**有任何疑問**，應諮詢閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

**閣下如已**將名下之City e-Solutions Limited 股份全部**售出或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

# City e-Solutions Limited

（於開曼群島註冊成立之有限公司）

（股份代號：557）



## 須予披露交易

## MINDCHAMPS 合營企業交易

City e-Solutions Limited之董事會函件載於本通函第3至7頁。

二零零七年六月二十五日

# 目　　錄


頁次

釋義 ........................................................ 1

董事會函件 ........................................................ 3

附錄一一般資料 ........................................................ 8

在本通函內，除文義另有所指外，下列詞彙分別具有其對應的涵義：

| | | |
|---|---|---|
| 「賬目」 | 指 | 本公司截至二零零六年十二月三十一日止年度經審核賬目 |
| 「聯繫人」 | 指 | 具上市規則所賦予之涵義 |
| 「CES Education」 | 指 | CES Education Holdings Pte. Ltd.，一家在新加坡註冊成立之公司，為本公司之全資附屬公司 |
| 「本公司」 | 指 | City e-Solutions Limited，一家在開曼群島註冊成立之公司，其股份在聯交所上市 |
| 「公司法」 | 指 | 開曼群島公司法第二十二章(一九六一年第三項法例，經綜合及修訂) |
| 「關連人士」 | 指 | 具上市規則所賦予之涵義 |
| 「董事」 | 指 | 本公司董事 |
| 「本集團」 | 指 | 本公司及其附屬公司 |
| 「獨立第三方」 | 指 | 經董事作出一切合理查詢後所知、所悉及所信，連同其最終實益擁有人概並非本公司關連人士且亦獨立於本公司及其關連人士之人士 |
| 「最後可行日期」 | 指 | 二零零七年六月二十一日，即本通函付印前為確定本通函所載若干資料的最後可行日期。 |
| 「上市規則」 | 指 | 聯交所證券上市規則 |
| 「MindChamps JVC」 | 指 | MindChamps Holdings Pte. Ltd.，一家於二零零七年五月二十二日在新加坡註冊成立之有限公司，其全部已發行股本現時由CES Education及原投資者擁有50%及50% |
| 「MindChamps合營企業協議」 | 指 | CES Education、MindChamps JVC及原投資者就MindChamps JVC而於二零零七年六月一日訂立之股東協議 |
| 「MindChamps股份」 | 指 | MindChamps JVC股本中之普通股 |

| | | |
|---|---|---|
| 「原投資者」 | 指 | MindChamps Pte. Ltd，一家在新加坡註冊成立之有限公司，為獨立第三方 |
| 「證券及期貨條例」 | 指 | 香港法例第571章證券及期貨條例 |
| 「股份」 | 指 | 本公司股本中每股面值1.00港元之普通股 |
| 「新加坡」 | 指 | 新加坡共和國 |
| 「股東」 | 指 | 已發行股份之持有人 |
| 「聯交所」 | 指 | 香港聯合交易所有限公司 |
| 「認購事項」 | 指 | CES Education根據MindChamps合營企業協議按7,500,000新加坡元(約38,500,000港元)之總價格認購7,500,000股MindChamps股份(佔MindChamps JVC經全面攤薄股本之50%) |
| 「主要股東」 | 指 | 具上市規則所賦予之涵義 |
| 「港元」 | 指 | 香港法定貨幣港元 |
| 「新加坡元」 | 指 | 新加坡法定貨幣新加坡元 |

就本通函而言，新加坡元乃按1.00新加坡元兌5.136港元之概約滙率換算為港元。

# City e-Solutions Limited

(於開曼群島註冊成立之有限公司)

(股份代號：557)

董事：
郭令明先生(主席兼董事總經理)
楊為榮先生(行政總裁)
郭令裕先生
郭令栢先生
顏溪俊先生
王鴻仁先生*
陳智思議員*
葉偉霖先生

獨立董事：
羅嘉瑞醫生*
李積善先生*
張德麒先生*

* 非執行董事

主要辦事處：
香港
灣仔
港灣道23號
鷹君中心
28樓2803室

註冊辦事處：
轉交Maples and Calder
Ugland House
South Church Street
P.O.Box 309GT
Grand Cayman
Cayman Islands
British West Indies

敬啟者：

## 須予披露交易
## MINDCHAMPS合營企業交易

### 1. 緒言

董事會於二零零七年六月一日宣佈，本公司於二零零七年五月二十八日刊發之公佈所提述之培訓投資機會經已落實，就此，CES Education(本公司之全資附屬公司)、MindChamps JVC及原投資者訂立MindChamps合營企業協議，根據上市規則構成本公司之須予披露交易。於MindChamps合營企業協議訂立日期，CES Education及原投資者按全面攤薄基準各自以現金約7,500,000新加坡元(約38,500,000港元)，合共約15,000,000新加坡元(約77,000,000港元)認購MindChamps JVC之50%股權。

本公司於二零零七年六月一日刊發之公佈亦為根據上市規則第13.09條而作出。

本通函旨在向　閣下提供有關MindChamps合營企業協議之進一步資料以及上市規則下所規定之其他資料。

## 2. MINDCHAMPS合營企業協議

MindChamps合營企業協議之重大條款概述如下：

1. *日期*

   二零零七年六月一日

2. *訂約方*

   a. CES Education，一家在新加坡註冊成立之有限公司，由本公司全資擁有；

   b. MindChamps JVC，一家在新加坡註冊成立之有限公司；及

   c. 原投資者，一家在新加坡註冊成立之有限公司。經董事作出一切合理查詢後所知，於本公佈刊發日期，其現時之主要業務活動為持有MindChamps JVC之50%股權。

   MindChamps JVC及原投資者(包括原投資者之最終實益擁有人)均為獨立第三方。

3. *所收購之資產及代價*

   於訂立MindChamps合營企業協議前，MindChamps JVC已向原投資者發行1股MindChamps股份(構成其當時之全部已發行股本)。

   根據MindChamps合營企業協議，CES Education及原投資者分別認購7,500,000股及7,499,999股MindChamps新股份。所有該等MindChamps股份已於訂立MindChamps合營企業協議之同日發行予訂約方及由彼等繳足。因此，MindChamps JVC之全部已發行股本現時分別由CES Education及原投資者持有50%及50%。

   CES Education及原投資者支付之認購價為每股MindChamps股份1新加坡元(約5.136港元)，乃以現金償付。彼等各自按全面攤薄基準於MindChamps JVC之50%股權之總認購價均約為7,500,000新加坡元(約38,500,000港元)，合共為15,000,000新加坡元

(約77,000,000港元)。認購價乃由訂約方按公平磋商後釐定，相等於彼等各自應佔MindChamps JVC於二零零七年五月三十日之資產價值約15,000,000新加坡元(約77,000,000港元)之權益比例(即50%)。

本集團以內部現金資源撥付上述認購價。

4. 有關MindChamps JVC及其主要業務之資料

MindChamps JVC乃為預計訂立MindChamps合營企業協議而於二零零七年五月二十二日在新加坡新註冊成立。MindChamps JVC將主要從事為由預備班至大學程度之兒童及年輕人提供「如何學習」程式，為專門加速學習及樹立冠軍意識程式。其擬最初在新加坡成立及經營教育機構及文娛中心教授該加速學習，其後擴展至其他海外市場。其為全新之特殊目的機構，以將先前擁有之業務企業化及持有相關資產(包括商標及其他知識產權)，於彼等注資MindChamps JVC前由原投資者發展。自其註冊成立以來，除根據MindChamps合營企業協議擬進行之業務外，其並無從事任何業務營運。

MindChamps JVC自於二零零七年五月二十二日註冊成立以來，並無刊發任何經審核賬目。根據MindChamps JVC按照新加坡公認會計原則編製截至二零零七年五月三十日止之未經審核資產負債表，MindChamps JVC於二零零七年五月三十日之未經審核資產約為15,000,000新加坡元(約77,000,000港元)，而其於二零零七年五月三十日之未經審核負債為15,000,000新加坡元(約77,000,000港元)，為因上文所述之注入資產而結欠原投資者，並已由MindChamps JVC以根據MindChamps合營企業協議所收取之認購款項悉數償還。

於認購事項後，本集團於MindChamps JVC之權益將利用比例綜合法(為香港會計準則第31號所准許)於本集團之賬目內確認。

5. 訂約方之資金承擔

根據MindChamps合營企業協議，CES Education及原投資者所支付上述認購款項以外MindChamps JVC之任何其他資金將須得到訂約雙方之同意。

根據MindChamps合營企業協議，除認購事項下已清償之資本承擔外，本集團方面並無資本承擔。除上述資本貢獻外，本公司現時並不預見本集團方面有任何其他資本貢獻承擔。倘本集團於日後向MindChamps JVC提供任何額外財政資助，該資助將受到上市規則相關規定所限及須遵守該等規定。

6. *董事會代表*

MindChamps JVC之董事會須由4名董事組成。初時，CES Education及原投資者各自有權隨時委任或罷免2名董事。由原投資者委任之MindChamps JVC主席並無持有決定票。

7. *年期*

MindChamps合營企業協議經已生效，並將繼續生效直至其訂約方互相同意或於MindChamps JVC清盤時終止。

8. *優先購買權及不競爭承諾*

MindChamps合營企業協議亦向MindChamps JVC之現有股東提供優先購買權，可優先購買任何股東轉讓該公司之任何股份。

為進一步保障MindChamps JVC股東之利益，CES Education及原投資者亦已各自發出不競爭承諾，承諾於MindChamps合營企業協議年期及其再無持有任何MindChamps股份後其後三年內，不從事與MindChamps JVC進行之業務類似或與其競爭之業務。

## 3. 訂立MINDCHAMPS合營企業協議之原因及利益

本集團之主要業務包括投資控股、提供酒店相關解決方案、酒店管理服務、預訂服務、風險管理服務、收入管理顧問、會計及薪俸服務以及採購服務。

本集團一直物色投資於高增長業務之機會。鑑於二十一世紀「知識」份子在全球經濟之地位日益重要，教育業務錄得非常高之整體增長潛力。世界各地之家長均愈來愈重視為子女提供最好之學習及吸收知識與新技能之機會。MindChamps JVC之學習程式正可滿足家長為子女提供更佳學習技能以助其未來邁向成功之強大需求。儘管此業務最初以新加坡為基地，本公司相信此業務有強大潛力擴展至全球。

MindChamps JVC將利用其知識產權提供程式，協助由預備班至大學程度之兒童及年輕人學習全新之「如何學習」技能。此程式將為學生介紹思考、學習、過程及回想之創新方法並增強自尊心。程式將不僅提供學習技能，亦將協助學生發展強大之學習動力及在校園中掌握各科目。MindChamps JVC之教育業務現時並不構成本集團與酒店相關之主要業務之一部分。

董事認為，本集團訂立此MindChamps合營企業協議將為本集團帶來良好之財政回報來源，並提供進軍可獲利之教育業務市場之動力平台。

董事會(包括獨立非執行董事)認為，MindChamps合營企業協議之條款(包括認購事項之認購價)為一般商業條款且屬公平合理，亦符合本公司及股東之整體利益。

## 4. 對本集團盈利、資產與負債之影響

預期MindChamps JVC之營運可能產生之溢利將增加本集團之未來盈利。

認購事項及本集團訂立MindChamps合營企業協議均不會對本集團之資產或負債帶來任何淨影響。

## 5. 上市規則之涵義

由於有關本集團根據MindChamps合營企業協議之資本承擔之資產及代價比率超過5%但低於25%，根據上市規則第14.06(2)條，MindChamps合營企業協議構成本公司之須予披露交易。

## 6. 其他資料

閣下亦敬請留意本通函附錄所載之其他資料。

此致

列位股東　台照

承董事會命
主席兼董事總經理
郭令明
謹啟

二零零七年六月二十五日

## 責任聲明

本通函載有上市規則之資料，旨在提供有關本集團之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後，確認就彼等所知及所信，本通函所載之資料並無遺漏任何其他事實，致令本通函任何內容產生誤導。

## 權益披露

(a) 於最後可行日期，本公司董事於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份及相關股份中擁有須記入根據證券及期貨條例第352條本公司須保存之登記冊內或須根據上市公司董事進行證券交易之標準守則(「標準守則」)另行通知本公司及聯交所之權益如下：

**本公司**

| 董事姓名 | 權益性質 | 每股面值1.00港元之普通股數目 |
|---|---|---|
| 郭令明 | 個人 | 3,286,980 |
| 楊為榮 | 個人 | 718,000 |
| 郭令裕 | 個人 | 1,436,000 |
| 郭令栢 | 個人 | 2,082,200 |
| 顏溪俊 | 個人 | 1,041,100 |
| 葉偉霖 | 個人 | 520,550 |
| 王鴻仁 | 個人 | 1,513,112 |
| 陳智思議員 | 個人 | 53,850 |

**城市發展有限公司**

| 董事姓名 | 權益性質 | 普通股數目 |
|---|---|---|
| 郭令明 | 個人 | 397,226 |
| 楊為榮 | 個人 | 18,323 |
| 郭令裕 | 個人 | 65,461 |
| 郭令栢 | 個人 | 43,758 |
| 顏溪俊 | 個人 | 100,000 |
| | 家族 | 25,000 |
| 王鴻仁 | 家族 | 4,950 |

| 董事姓名 | 權益性質 | 優先股數目 |
|---|---|---|
| 郭令明 | 個人 | 144,445 |
| 郭令裕 | 個人 | 100,000 |
| 顏溪俊 | 個人 | 49,925 |
| | 家族 | 45,738 |

Hong Leong Investment Holdings Pte. Ltd.

| 董事姓名 | 權益性質 | 普通股數目 |
|---|---|---|
| 郭令明 | 個人 | 2,320 |
| 郭令裕 | 個人 | 1,290 |
| 郭令栢 | 個人 | 304 |
| 顏溪俊 | 家族 | 247 |

Millennium & Copthorne Hotels New Zealand Limited

| 董事姓名 | 權益性質 | 普通股數目 |
|---|---|---|
| 郭令明 | 個人 | 3,000,000 |
| 王鴻仁 | 個人 | 2,000,000 |
| 楊為榮 | 個人 | 500,000 |

附註： Millennium & Copthorne Hotels New Zealand Limited為Millennium & Copthorne Hotels plc（城市發展有限公司之附屬公司）之間接附屬公司。城市發展有限公司為本公司之控股公司。本公司董事將Hong Leong Investment Holdings Pte. Ltd.視作本公司之最終控股公司。

(b) 根據Millennium & Copthorne Hotels plc設立之Millennium & Copthorne Hotels行政人員購股權計劃(「1996年計劃」)，若干董事根據該計劃擁有可以現金認購M&C股份之未行使購股權(「M&C購股權」)如下：

| 董事姓名 | 部份* | 授出日期 | 未行使M&C購股權數目 | 每股M&C股份之行使價 | 行使期 |
|---|---|---|---|---|---|
| 楊為榮 | A | 一九九八年三月五日 | 6,509 | 4.6087英鎊 | 二零零一年三月五日至二零零八年三月四日 |
| 王鴻仁 | B | 二零零一年三月十四日 | 69,364 | 4.3250英鎊 | 二零零四年三月十四日至二零零八年三月十三日 |
| | B | 二零零二年三月十五日 | 83,720 | 3.2250英鎊 | 二零零五年三月十五日至二零零九年三月十四日 |

(c) 根據Millennium & Copthorne Hotels plc股東於二零零二年五月二十一日批准之Millennium & Copthorne Hotels plc 2003年行政人員購股權計劃(「2003年計劃」)，若干董事根據該計劃擁有可以現金認購M&C股份之未行使購股權(「M&C購股權」)如下：

| 董事姓名 | 部份* | 授出日期 | 未行使M&C購股權數目 | 每股M&C股份之行使價 | 行使期 |
|---|---|---|---|---|---|
| 楊為榮 | II | 二零零五年三月二十四日 | 10,581 | 3.9842英鎊 | 二零零八年三月二十四日至二零一五年三月二十三日 |
| 王鴻仁 | II | 二零零三年三月十日 | 124,031 | 1.9350英鎊 | 二零零六年三月十日至二零一三年三月九日 |
| | II | 二零零四年三月十六日 | 44,999 | 2.9167英鎊 | 二零零七年三月十六日至二零一四年三月十五日 |
| | II | 二零零五年三月二十四日 | 75,297 | 3.9842英鎊 | 二零零八年三月二十四日至二零一五年三月二十三日 |

*附註： 1996年計劃有兩個部分。A部分旨在獲得英國稅務局批准，並已於一九九六年四月十二日根據一九八八年收入及公司稅務法(Income and Corporation Taxes Act 1988)附表9之規定獲得批准。B部分乃專為英國及非英國行政人員設立之未經批准行政人員購股權計劃。與一九九六年計劃一樣，二零零三年計劃亦就經批准及未經批准購股權之批授得訂有規定。

(d) 根據Millennium & Copthorne Hotels plc股東於二零零六年五月四日批准之Millennium & Copthorne Hotels 長期激勵計劃(「長期激勵計劃」)，若干董事獲授普通股(每股面值30便士)表現股份獎勵如下：

| 董事姓名 | 獎勵日 | 表現股份數目 | 歸屬日期 |
|---|---|---|---|
| 王鴻仁 | 二零零六年九月一日 | 67,834 | 二零零九年九月一日 |
| | 二零零七年三月二十七日 | 44,736 | 二零一零年三月二十七日 |
| 葉偉霖 | 二零零六年九月一日 | 9,622 | 二零零九年九月一日 |
| | 二零零七年三月二十七日 | 5,698 | 二零一零年三月二十七日 |

附註： 根據長期激勵計劃條款，M&C獲准向M&C或其附屬公司僱員(包括執行董事)授出表現股份獎勵及遞延紅股獎勵。

除上文所披露者外，於最後可行日期，本公司董事或行政總裁概無於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券中擁有根據證券及期貨條例第XV部第7及第8分部須知會本公司及聯交所之權益或淡倉(包括根據證券及期貨條例之該等條文彼等當作或視為擁有之權益及淡倉)，或根據證券及期貨條例第352條須記入該條所述登記冊之權益或淡倉，或根據上市規則所載上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益或淡倉。

**(b) 主要股東**

於最後可行日期，如根據證券及期貨條例第336條規定之登記冊所載，下列人士擁有本公司已發行股本5%或以上權益：

| 股東名稱 | 持有股份數目 | 附註 | 於本公司之股權百分比 |
|---|---|---|---|
| eMpire Investments Limited | 190,523,819 | | 49.73% |
| 城市發展有限公司 | 200,854,743 | (1) | 52.43% |
| Hong Leong Holdings Limited | 21,356,085 | | 5.57% |
| Hong Leong Investment Holdings Pte. Ltd. | 230,866,817 | (2) | 60.26% |
| Kwek Holdings Pte. Ltd. | 230,866,817 | (3) | 60.26% |
| Davos Investment Holdings Private Limited | 230,866,817 | (3) | 60.26% |
| Kwek Leng Kee | 230,866,817 | (4) | 60.26% |
| Arnhold and S Bleichroeder Advisors, LLC | 38,310,000 | | 10.00% |

| 股東名稱 | 持有股份數目 | 附註 | 於本公司之股權百分比 |
|---|---|---|---|
| Farallon Capital Management, L.L.C. | 35,232,850 | (5) | 9.20% |
| Farallon Capital Offshore Investors, Inc. | 35,232,850 | (6) | 9.20% |
| Aberdeen Asset Management Plc 及其聯營公司 (統稱「安本集團」) 代表安本集團所管理之賬戶 | 23,052,000 | (7) | 6.02% |

附註：

1. 城市發展有限公司(「城市發展」)之全資附屬公司實益擁有之200,854,743股股份，佔本公司已發行股本約52.43%，其中190,523,819股股份由eMpire Investments Limited持有。

2. 城市發展及Hong Leong Holdings Limited分別擁有200,854,743股及21,356,085股股份權益，已計入所披露之股份總數。

3. Hong Leong Investment Holdings Pte. Ltd.被視為擁有230,866,817股股份權益，佔本公司已發行股本約60.26%，已計入所披露之股份總數。

4. Kwek Leng Kee先生被視為擁有230,866,817股股份權益，由於Kwek Leng Kee先生於Davos Investment Holdings Private Limited (「Davos」)股東大會上有權行使或控制行使1/3或以上之投票權，故Davos被視為於該等股份擁有權益。

5. Farallon Capital Management, LLC作為投資經理擁有該等股份權益。

6. Farallon Capital Offshore Investors, Inc作為實益擁有人擁有該等股份權益。

7. Aberdeen Asset Management Plc作為投資經理擁有該等股份權益，包括Aberdeen Asset Management Plc全資擁有之受控制法團擁有權益之股份。

8. 郭令明(主席兼董事總經理)、郭令裕(執行董事)及郭令栢(執行董事)亦分別為(a)城市發展有限公司、(b) Hong Leong Holdings Limited、(c) Hong Leong Investment Holdings Pte. Ltd.及(d) Kwek Holdings Pte. Ltd.之董事。葉偉霖先生(執行董事)及顏溪俊先生(執行董事)亦為eMpire Investments Limited 之董事。

據本公司根據證券及期貨條例第336條存置之權益登記冊所示及就本公司董事及行政總裁所知，除上文所披露者外，於最後可行日期，概無其他人士(本公司董事及行政總裁除外)於股份或相關股份擁有根據證券及期貨條例第XV部第2及第3分部條文須向本公司披露

之權益或淡倉，或直接或間接擁有附有在任何情況下於本集團任何其他成員公司之股東大會上投票之權利之任何類別股本面值10%或以上之權益或擁有該類股本之任何購股權。

## 訴訟

於最後可行日期，本集團任何成員公司概無牽涉任何重大訴訟、仲裁或索償，而據董事所知，本集團任何成員公司並無尚未了結或面臨威脅或針對本集團任何成員公司之重大訴訟、仲裁或索償。

## 服務合約

概無董事與本公司或其任何附屬公司訂有或擬訂立任何服務合約，惟於一年內屆滿或本集團可於一年內免付補償(法定補償除外)而終止之服務合約除外。

## 競爭權益

董事或彼等各自之聯繫人概無於與本集團業務構成或可能構成直接或間接競爭之業務擁有任何權益。

## 一般事項

- 本公司秘書為姚秀玲女士，彼為香港會計師公會執業會計師，亦為澳洲會計師公會執業會計師。

- 本公司合資格會計師為文孟和先生，彼為加拿大註冊會計師協會會員、英國特許公認會計師公會會員及香港會計師公會、英格蘭及威爾士特許會計師公會會員。

- 本公司香港股份過戶登記分處為香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓。

- 本通函之中、英文版如有任何歧異，概以英文本為準。

END